UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Nasdaq grants Brooge Energy its required extension of time to file its financials

As disclosed by Brooge Energy Limited (the “Company”), the Company previously received a letter from the Listing Qualifications Department (the “Staff’) of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an extension to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the SEC and thereby evidence compliance with Nasdaq’s filing requirement, as set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”), through October 28, 2022.

The Company was unable to file the 2021 Form 20-F with the SEC by October 28, 2022, and, as a result, on October 31, 2022, the Staff notified the Company that the Company’s securities were subject to delisting unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”).

The Company requested a hearing before the Panel as well as a further stay of any suspension action by Nasdaq. A hearing on the matter was held on December 8, 2022.

On January 4, 2023, the Company received a letter from the Panel granting the Company’s request to continue its listing on Nasdaq, subject to the Company evidencing compliance with the Rule by April 26, 2023. The Company is working diligently to meet the new extended timeline.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: January 5, 2023	By:	/s/ Lina S. Saheb
		Name:	Lina S. Saheb
		Title:	Interim CEO

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